Exhibit 99.1

NEWS RELEASE

ALTAGAS DELIVERS $166 MILLION IN NORMALIZED SECOND QUARTER 2018 EBITDA AND MAINTAINS 2018 OUTLOOK

Key Projects, Capital Plan and Integration of WGL on Track

Calgary, Alberta (August 1, 2018)

Highlights

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Second quarter 2018 normalized EBITDA1 of $166 million and normalized Funds from Operations1 of $121 million were consistent with 2017 and in line with expectations;

•                  Outlook for 2018 maintained with normalized EBITDA expected to grow 25 to 30 per cent and normalized funds from operations growing 15 to 20 per cent, including WGL Holdings Inc. (WGL);

•                  Net capital expenditures for 2018 expected to be $1.0 to $1.3 billion with Midstream and Utilities comprising over 85% of the total;

•                  Asset monetization strategy progresses and includes two key objectives: completion of the funding for the acquisition of WGL Holdings, Inc. (WGL Acquisition) and the refinement of AltaGas’ asset mix to realize its long-term vision and drive continued growth;

•                  Central Penn Pipeline expected to be in service in Q3 2018, and Mountain Valley Pipeline expected on-line in Q1 2019;

•                  Ridley Island Propane Export Terminal (RIPET) construction activities advancing on schedule for start-up in Q1, 2019, with approximately 75% of supply secured and the balance progressing as expected;

•                  On July 31, 2018, Washington Gas filed an application with the Commonwealth of Virginia’s State Corporation Commission to increase its base rates for natural gas service;

•                  Integration activities well underway after closing of WGL Acquisition;

•                  AltaGas being led by interim co-CEO’s David Cornhill and Phillip Knoll — strategy and vision for company remains unchanged; and

•                  Combined company a North American leader in the new clean energy economy.

AltaGas Ltd. (AltaGas) (TSX:ALA) today reported results in line with its expectations and remains firmly focused on achieving its operational and financial objectives for 2018.  With normalized EBITDA of $166 million, and normalized funds from operations of $121 million, AltaGas remains well positioned to fund its capital program through internally generated cash flow, its dividend reinvestment program, and normal course borrowings under its credit facilities. AltaGas’ net income applicable to common shares for the quarter was $1 million ($0.01 per share), with normalized net income of $23 million or $0.13 per share. WGL also filed its third quarter consolidated financial results today, which are available through SEDAR at www.sedar.com.

“Our solid second quarter results illustrate the strength of AltaGas’ “standalone” business,” stated David Cornhill, Chairman and interim co-Chief Executive Officer of AltaGas.  “With the closing of the WGL Acquisition, we completed the first phase of our business transformation, creating a leading North American clean energy infrastructure company.

“We are linking and aligning our vision for our business, our asset sale strategy and our capital investments,” continued Mr. Cornhill. “As we move through the divestment of assets, we will not only fund a significant proportion of the WGL Acquisition, but also realign our asset base to support the long-term vision for AltaGas,” said Mr. Cornhill.

Financial & Operational Results

Normalized EBITDA	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2018	2017	2018	2017
Gas	$48	$41	$119	$108
Power	75	77	116	127
Utilities	50	55	162	170
Sub-total: Operating Segments	173	173	397	405
Corporate	(7)	(7)	(9)	(11)
	$166	$166	$388	$394

(1)         Non-GAAP measure; see discussion in the advisories of this news release

In the second quarter of 2018, AltaGas’ Gas segment recorded normalized EBITDA of $48 million, an increase of 17 percent over the same period last year. The increase was driven by higher realized frac spread and volumes, as well as contributions from AltaGas’ Townsend 2A and North Pine facilities which came into service in the fourth quarter of 2017.

In the second quarter of 2018, AltaGas’ Power segment achieved normalized EBITDA of $75 million, in line with the second quarter of 2017, while its Utilities segment achieved normalized EBITDA of $50 million, a decrease of approximately $5 million compared to the second quarter of 2017.  Positive growth in the Utilities’ customer base, and colder than normal weather at SEMCO and AltaGas Utilities, were partially offset by U.S. tax reform which impacted both SEMCO and Enstar.  The Utilities segment also had one-time positive impacts in the second quarter of 2017 due to an insurance settlement and an early termination payment from one of SEMCO’s non-regulated customers. The Power and Utility segments were also impacted by the stronger Canadian dollar.

Commencing in the third quarter of 2018, and effective as of the close of the WGL Acquisition, WGL’s activities will continue to be carried out through three business segments: Gas, Power, and Utilities, and will be reflected in each of AltaGas’ segments, respectively.

AltaGas’ 2018 capital expenditure plan is expected to be $1.0 billion to $1.3 billion. This reflects the original $500 to $600 million of capital investments for AltaGas’ business, and $500 to $700 million of additional capital related to WGL investments.  Approximately 40 - 45 percent of the total capital is expected to be spent in AltaGas’ Gas segment, on key projects including RIPET, and the Central Penn and Mountain Valley Pipelines.  Approximately 45 - 50 percent is expected to be spent in the Utilities segment on approved system betterment across AltaGas’ utilities, as well as on accelerated pipe replacement programs in Virginia, Maryland and Washington D.C.  There is also some initial capital being spent to advance the Marquette Connector Pipeline in Michigan.

Power will account for the remainder of the capital primarily driven through investments in distributed generation projects across the United States.

“AltaGas has significant opportunities in our Gas and U.S. utilities businesses over the next few years,” stated Mr. Cornhill, “The majority of our capital is being deployed in these two businesses.  With significant investments in two of North America’s most prolific gas plays — the Montney and Marcellus/Utica — through infrastructure tied to energy exports, we are very well positioned for continued growth well into the future. Our utilities are also in excellent jurisdictions with strong regulatory relationships and growing customer demand providing us with great opportunities to provide clean energy and play a significant role in the new clean energy economy.”

Asset Monetizations and Funding Strategy for WGL

During the second quarter, AltaGas made material progress on its asset monetization plans to align with the long-term vision for the business as well as advance the financing plans with respect to the WGL Acquisition.

The WGL Acquisition was financed through net proceeds of approximately $2.3 billion from the sale of subscription receipts, gross proceeds of approximately $922 million from the sale of a 35 percent minority interest in the Northwest British Columbia Hydro Electric Facilities and a US$2.3 billion draw on a fully committed acquisition credit facility and existing cash on hand.

Consistent with its previously articulated plans, AltaGas expects to rapidly repay the funds drawn on the bridge facility through the monetization of certain assets, as well as with the proceeds of term debt and hybrid securities offerings.

To facilitate potential securities’ offerings, a US $2 billion final short form base shelf prospectus for the issuance of both debt securities and preferred shares was filed in June.

Certain assets are currently under review for potential divestiture. With the greatest opportunities for growth lying in the Gas business and in U.S. utilities and AltaGas’ current capital investments primarily targeted in those areas, AltaGas expects asset sales to further streamline its business, provide for business optimization and align with and support its vision for the corporation.

WGL Integration Activities are Advancing and are On Track

With the successful completion of the regulatory approval process and the close of the WGL Acquisition on July 6, 2018, the next steps in the integration process are underway, including: merger commitments tracking and reporting and the development of initiatives to realize merger-related savings.

Outlook

AltaGas’ four-year capital plan drives growth across all three business segments, with approximately $6 billion of identified capital investments through 2021, including approximately $4.5 billion in secured growth and approximately $1.5 billion in growth opportunities:

High Quality Utility Assets

AltaGas’ Utilities segment is expected to grow significantly, with rate base through 2021 increasing from approximately $5 billion in 2018 to approximately $7 billion in 2021.  This reflects the addition of the utilities in WGL’s service areas and is the result of exposure to higher growth markets with significant capital expenditures to support customer additions, general system betterment, and accelerated replacement programs.

Combined Midstream Business Provides Producers with Global Market Access

The Gas segment will benefit from continued growth through significant investments in the Central Penn and Mountain Valley Pipelines, expected to come online in the third quarter of 2018, and in the first quarter of 2019, respectively.

Construction of RIPET is also progressing on-time and on-budget and is slated to come online in the first quarter of 2019. Supply for approximately 75% of the total capacity has been secured, with the balance on schedule for start-up.

AltaGas is now positioned to actively participate in energy export projects on both coasts of North America and has a presence in the two most prolific gas plays — the Montney and Marcellus/Utica.  Through RIPET, AltaGas is ideally positioned to move natural gas liquids to premium Asian markets.  In the Marcellus/Utica, AltaGas connects low cost producers with high growth U.S. end-use markets and the Cove Point liquefied natural gas (LNG) terminal, which provides access for LNG exports off the east coast.

Generating Clean Energy with Natural Gas and Renewable Resources

Power will grow as well, although more modestly.  AltaGas believes that with a clean power generation footprint that includes gas, hydroelectric, wind, small scale solar, biomass and energy storage, there will be longer-term opportunities for the power generation business throughout North America. AltaGas has identified a portfolio of development projects, which it continues to actively pursue and expects to continue to build out its distributed generation business.

Expectations for 2018

The WGL Acquisition closed on July 6, 2018. As a combined entity, AltaGas expects normalized EBITDA to increase by approximately 25 to 30 percent and normalized funds from operations to increase by approximately 15 to 20 percent.  This includes the impact of certain contemplated asset monetizations and other financing initiatives as part of the long-term financing plan.

“For 2018 our outlook and expectations are unchanged.  We see significant growth in normalized EBITDA and funds from operations.  We remain committed to balancing funding growth opportunities with maintaining visible dividend growth to maximize total shareholder return and the long-term sustainability and growth in all three businesses,” concluded Mr. Cornhill.

The expected increase to EBITDA and funds from operations in 2018 compared to 2017 for the combined entity is mainly as a result of contributions from the WGL Acquisition in all three segments as well as positive contributions from:

•                  Higher realized frac spread mainly due to higher hedged price;

•                  Full year contributions from Townsend 2A and the first train of the North Pine facility;

•                  Higher expected earnings from the Northwest Hydro facilities due to contractual price increases and continued efficiency improvements;

•                  Higher volumes at Blythe;

•                  Higher Alberta power prices; and

•                  Colder weather and rate base and customer growth at certain of the utilities.

These positive contributions are expected to be partially offset by

•                  The impact of U.S. tax reform;

•                  A weaker U.S. dollar on reported results of the U.S. assets;

•                  Planned turnarounds at the Harmattan, Joffre Ethane Extraction Plant (JEEP) and Pembina Empress Extraction Plant (PEEP) facilities; and

•                  The expiry of the PPA at the Ripon facility in the second quarter of 2018 (partially offset by the new Resource Adequacy (RA) contracts, which run from the second quarter of 2018 until year-end 2018, and is expected to be renewed on a yearly basis thereafter.

AltaGas’ current outlook reflects the factors and assumptions which are fully noted in the MD&A.

WGL Files Third Quarter Consolidated Financial Results

WGL also filed its third quarter consolidated financial results today, which are available through SEDAR at www.sedar.com.

Monthly Common Share Dividend and Quarterly Preferred Share Dividends

•                  The Board of Directors approved a dividend of $0.1825 per common share. The dividend will be paid on September 17, 2018, to common shareholders of record on August 27, 2018. The ex-dividend date is August 24, 2018. This dividend is an eligible dividend for Canadian income tax purposes;

•                  The Board of Directors approved a dividend of $0.21125 per share for the period commencing June 30, 2018 and ending September 29, 2018, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on September 28, 2018 to shareholders of record on September 14, 2018. The ex-dividend date is September 13, 2018;

•                  The Board of Directors approved a dividend of $0.24953 per share for the period commencing June 30, 2018 and ending September 29, 2018, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on September 28, 2018 to shareholders of record on September 14, 2018. The ex-dividend date is September 13, 2018;

•                  The Board of Directors approved a dividend of US$0.330625 per share for the period commencing June 30, 2018 and ending September 29, 2018, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on September 28, 2018 to shareholders of record on September 14, 2018. The ex-dividend date is September 13, 2018;

•                  The Board of Directors approved a dividend of $0.3125 per share for the period commencing June 30, 2018, and ending September 29, 2018, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on September 28, 2018 to shareholders of record on September 14, 2018. The ex-dividend date is September 13, 2018;

•                  The Board of Directors approved a dividend of $0.296875 per share for the period commencing June 30, 2018, and ending September 29, 2018, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on September 28, 2018 to shareholders of record on September 14, 2018. The ex-dividend date is September 13, 2018;

•                  The Board of Directors approved a dividend of $0.328125 per share for the period commencing June 30, 2018, and ending September 29, 2018, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on September 28, 2018 to shareholders of record on September 14, 2018. The ex-dividend date is September 13, 2018; and

•                  The Board of Directors approved a dividend of $0.3125 per share for the period commencing June 30, 2018, and ending September 29, 2018, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on September 28, 2018 to shareholders of record on September 14, 2018. The ex-dividend date is September 13, 2018.

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2018	2017	2018	2017
Revenue	610	539	1,488	1,310
Normalized EBITDA(1)	166	166	388	394
Net income (loss) applicable to common shares	1	(8)	50	24
Normalized net income(1)	23	28	93	93
Total assets	10,876	10,099	10,876	10,099
Total long-term liabilities	4,602	4,670	4,602	4,670
Net additions to property, plant and equipment	124	125	190	127
Dividends declared(2)	98	89	195	178
Normalized funds from operations(1)	121	123	290	294

	Three Months Ended June 30		Six Months Ended June 30
($ per share, except shares outstanding)	2018	2017	2018	2017
Net income (loss) per common share — basic	0.01	(0.05)	0.28	0.14
Net income (loss) per common share — diluted	0.01	(0.05)	0.28	0.14
Normalized net income - basic(1)	0.13	0.17	0.52	0.55
Dividends declared(2)	0.55	0.53	1.10	1.05
Normalized funds from operations(1)	0.67	0.72	1.63	1.74
Shares outstanding - basic (millions)
During the period(3)	179	170	178	169
End of period	181	171	181	171

(1)         Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.

(2)         Dividends declared per common share per month: $0.175 beginning on August 25, 2016, and $0.1825 beginning on November 27, 2017.

(3)         Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS:

AltaGas will hold a conference call today at 9:00 a.m. MT (11:00 a.m. ET) to discuss 2018 second quarter results, progress on construction projects and other corporate developments.

Members of the investment community and other interested parties may dial 1-647-427-7450 or toll free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on August 1, 2018 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 3989973. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on August 8, 2018.

Additional information relating to AltaGas’ results can be found in the Management’s Discussion and Analysis and unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 available through AltaGas’ website at www.altagas.ca  or through SEDAR at www.sedar.com.

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca

Investment Community

1-877-691-7199

investor.relations@altagas.ca

Media

(403) 691-7197

media.relations@altagas.ca

FORWARD LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of the AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.

Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the implementation and success of AltaGas’ strategy for the corporation as a whole and each of its business segments; shareholder returns; expected normalized EBITDA and FFO growth; expected capital expenditures, companywide, by segment and by project; expected asset sales and associated strategy; expected components and timing of the WGL acquisition financing plan, including the repayment of the draw on the bridge facility through potential asset sales and securities offerings; expected secured growth capital expenditures and growth opportunities; expected rate base growth; expected in service dates of the Marcellus pipeline investments; expected timing of RIPET; expected benefits of RIPET and Cove Point LNG to producers; stability of AltaGas’ business; and potential opportunities for the business segments. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: expected commodity supply, demand and pricing; volumes and rates; exchange rates; inflation; interest rates; credit rating; regulatory approvals and policies; future operating and capital costs; project completion dates; capacity expectations; implications of recent U.S. tax legislation changes; and the outcomes of significant commercial contract negotiations.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; the Harmattan Rep agreements; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; availability of supply from Cook Inlet; availability of biomass fuel; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the financing of the WGL Acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the three months ended June 30, 2018. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. The specific rationale for and incremental information associated with each non-GAAP measure is discussed in AltaGas’ MD&A as at and for the three months ended June 30, 2018. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP.

Normalized EBITDA is a measure of AltaGas’ operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statement of Income using net income adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense. Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, realized loss on foreign exchange derivatives, losses on investments, transaction costs related to acquisitions, gains (losses) on the sale of assets, provisions on assets, development costs, accretion expenses related to asset retirement obligations and the Northwest Transmission Line liability, and foreign exchange gains. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized net income represents net income applicable to common shares adjusted for the after-tax impact of unrealized gains (losses) on risk management contracts, realized loss on foreign exchange derivatives, losses on investments, transaction costs related to acquisitions, gains (losses) on the sale of assets, provisions on assets, and financing costs associated with the bridge facility for the WGL Acquisition. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Normalized funds from operations is used to assist management and investors in analyzing the liquidity of the Corporation without regard to changes in operating assets and liabilities in the period and non-operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions. Funds from operations are calculated from the Consolidated Statement of Cash Flows and are defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Management uses this measure to understand the ability to generate funds for capital investments, debt repayment, dividend payments and other investing activities.